NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102

TO: Goodman & Associates LLP
MNP LLP

AND TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Government of Northwest Territories Office of the Superintendent of Securities
Government of Nunavut Superintendent of Securities
Authorite des marches financiers
Office of the Yukon Superintendent of Securities

RE: Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 *Continuous Disclosure Obligations* ("**NI 51-102**")

Electrovaya Inc. ("**Electrovaya**" or the "**Corporation**") hereby provides notice pursuant to Section 4.11 of NI 51-102 of the resignation of Goodman & Associates LLP (the "**Former Auditor**") as the auditor of Electrovaya, and the appointment of MNP LLP, Chartered Professional Accountants (the "**Successor Auditor**") in their place. Electrovaya confirms that:

1. On the request of the Corporation. the Former Auditor has resigned as auditor of the Corporation effective September 28, 2023 to facilitate the appointment of the Successor Auditor (the "**Effective Date**").

2. The audit committee of the board of directors and the board of directors of the Corporation have considered and approved the Former Auditor's resignation and have appointed the Successor Auditor as the successor auditors of the Corporation as of the Effective Date to hold office until approval at the next annual meeting of shareholders of the Corporation.

3. The auditor's reports of the Former Auditor on the annual consolidated financial statements of Electrovaya for the years ended September 30, 2022 and 2021 did not express any modified opinion.

4. There are no reportable events as defined in Section 4.11 of NI 51-102.

DATED as of the September 28, 2023.

ELECTROVAYA INC.

By: ______________________________
John Gibson
Chief Financial Officer